SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No.     )

PARALLEL PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

699157103

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person PLLL Acquisition Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person CO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person PLLL Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person OO

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person PN

CUSIP No. 699157103

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,390,826 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,390,826 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,390,826 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 87.4%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Parallel Petroleum Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) PLLL Acquisition Co., a Delaware corporation (“PLLL Acquisition”), (ii) PLLL Holdings, LLC, a Delaware limited liability company (“PLLL Holdings”), (iii) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (iv) AIF VII Management LLC, a Delaware limited liability company (“AIF VII Management”), (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vi) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (vii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (viii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”).  PLLL Acquisition, PLLL Holdings, Management VII, AIF VII Management, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.  The principal address of each of the Reporting Persons is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

PLLL Acquisition is principally engaged in the business of investment in securities of the Issuer.  PLLL Holdings is the sole stockholder of PLLL Acquisition, and is principally engaged in the business of serving as the sole stockholder of PLLL Acquisition and investing in securities of the Issuer.  Management VII is principally engaged in the business of serving as the manager of PLLL Holdings and other Apollo investment funds.  AIF VII Management is the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.

Apollo Management is the sole member and manager of AIF VII Management.  Apollo Management is principally engaged in the business of serving as the sole member and manager of AIF VII Management, and as the managing general partner or sole member and manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired by PLLL Acquisition in a cash tender offer at a price of $3.15 per share pursuant to an Agreement and Plan of Merger, dated September 15, 2009 (the “Merger Agreement”), by and among the Issuer, PLLL Acquisition and PLLL Holdings.  PLLL Acquisition obtained the funds used to purchase the shares of Common Stock of the Issuer for an aggregate purchase price of $114,631,101.90 from capital contributions by PLLL Holdings.  PLLL Holdings received the funds that it contributed to PLLL Acquisition for the purchase of the shares of Common Stock of the Issuer from capital contributions from one of its members, which received the funds that it contributed to PLLL Holdings from capital contributions by its limited partners.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except for and pursuant to the Merger Agreement, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Following the closing of the initial tender offer made by PLLL Acquisition and PLLL Holdings pursuant to the Merger Agreement that expired on October 22, 2009 and the subsequent offering period that expired on October 29, 2009, PLLL Acquisition purchased an aggregate of 36,390,826 shares of Common Stock, which represents approximately 87.4% of the Issuer’s outstanding Common Stock.

The shares of Common Stock shown as beneficially owned by each of the Reporting Persons other than PLLL Acquisition includes the shares of Common Stock owned of record by PLLL Acquisition.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by PLLL Acquisition in excess of their respective pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 41,646,445 outstanding shares of Common Stock of the Issuer, as reported by the Issuer pursuant to the Merger Agreement, as filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2009.

(b)  See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

Under the terms of the Merger Agreement, PLLL Acquisition agreed to commence a cash tender offer for all the issued and outstanding shares of Common Stock of the Issuer, together with the associated preferred stock purchase rights thereto (as defined in the Merger Agreement), for $3.15 per share payable to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).  The tender offer has expired and PLLL Acquisition has purchased the shares of Common Stock as reported herein pursuant to and in accordance with the Merger Agreement.  Under the terms of the Merger Agreement, PLLL Holdings has the right to elect or designate a number of directors to serve on the Issuer’s board of directors equal to the product of (i) the total number of directors on the Issuer’s board, including the directors designated by PLLL Holdings, and (ii) the percentage of the outstanding Common Stock purchased by PLLL Acquisition pursuant to the Merger Agreement and the tender offer, and the Issuer agreed to promptly increase the size of the board of directors and take certain other actions as necessary to enable PLLL Holdings’ designees to be elected or designated to the Issuer’s board to cause PLLL Holdings’ designees to be elected.

The Merger Agreement also provides that following completion of the tender offer, PLLL Acquisition will be merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of PLLL Holdings.  Under the terms of the Merger Agreement, the Issuer agreed that if a meeting of its stockholders is required under applicable state law to approve the Merger, the Issuer will call and hold a meeting of its stockholders promptly following the completion of the tender offer for the purpose of voting upon the approval of the Merger Agreement.  As a result of the consummation of the tender offer, PLLL Acquisition owns and has the right to vote a sufficient number of outstanding shares of the Common Stock of the Issuer to adopt the Merger Agreement at a special meeting of the stockholders of the Issuer without the affirmative vote of any other stockholder.  At the effective time of the Merger, all remaining outstanding Shares not tendered during the tender offer (other than shares of Common Stock (i) owned by PLLL Acquisition, PLLL Holdings, the Issuer or any of their respective subsidiaries, or (ii) for which appraisal has been properly demanded and perfected under Delaware law), will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.  The Merger Agreement also provides that following the Merger, PLLL Holdings and the Issuer will use reasonable best efforts to de-list the Common Stock from The Nasdaq Global Market and de-register the Common Stock.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached to this Schedule 13D as Exhibit 2, and which is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                Joint Filing Agreement dated as of November 2, 2009, by and among the Reporting Persons.

Exhibit 2:                Agreement and Plan of Merger dated as of September 15, 2009, by and among the Issuer, PLLL Acquisition and PLLL Holdings (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2009 (File No. 000-13305)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 2, 2009

PLLL ACQUISITION CO.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

PLLL HOLDINGS, LLC

By:	Apollo Management VII, L.P.
Its manager

	By:	AIF VII Management, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	APOLLO MANAGEMENT HOLDINGS, GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.